Manuel Garciadiaz Pedro J. Bermeo manuel.garciadiaz@davispolk.com pedro.bermeo@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 27, 2021

Re:	Patria Latin American Opportunity Acquisition Corp.

Registration Statement on Form S-1

Filed March 19, 2021

File No. 333-254498

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cara Wirth Dietrich King

Ladies and Gentlemen:

On behalf of Patria Latin American Opportunity Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated April 14, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and two marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on March 19, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Summary
About Our Sponsor, page 2

1.	We note that your disclosure in this section and several other sections of the summary discusses the nature and operations of Patria Investments Limited, an affiliate of your sponsor. Please revise to clarify that Patria Investments Limited is not your sponsor. In addition, as to the information you have included about the prior performance of Patria Investments Limited, please clearly differentiate it from your performance, explain its relevance to your business, including its limitations, and add appropriate cautionary language. Please make conforming revisions to the risk factor and business sections of the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 104, and elsewhere of Amendment No. 1.

* * *

Please do not hesitate to contact me at (212)-450-6095 or manuel.garciadiaz@davispolk.com or Pedro J. Bermeo at (212)-450-4091 or pedro.bermeo@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz	/s/ Pedro J. Bermeo
Manuel Garciadiaz	Pedro J. Bermeo

cc:	José Augusto Gonçalves de Araújo Teixeira, Chief Executive Officer, Patria Latin American Opportunity Acquisition Corp.
S. Todd Crider, Simpson Thacher & Bartlett LLP
Grenfel S. Calheiros, Simpson Thacher & Bartlett LLP

December 23, 2021	2